Exhibit (12)

THE McGRAW-HILL COMPANIES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,

	2003		2002		2001		2000		1999

	(In thousands of dollars)
Earnings
Earnings from continuing operations before income tax expense, and cumulative change in accounting (net of taxes) (a)(b)(c)(d)(e)	$1,113,676		$883,492		$606,444		$749,532		$685,477
Fixed charges (f)	72,411		76,094		99,472		92,098		78,198
Capitalized interest	—		—		—		—		—

Total Earnings	$1,186,087		$959,586		$705,916		$841,630		$763,675

Fixed Charges(f)
Interest expense	$12,275		$25,004		$57,976		$56,434		$44,953
Portion of rental payments deemed to be interest	60,136		51,090		41,496		35,664		33,245

Total Fixed Charges	$72,411		$76,094		$99,472		$92,098		$78,198

Ratio of Earnings to Fixed charges:
Earnings from operations before income tax expense, cumulative adjustment, (net of taxes) (a)(b)(c)(d)(e)(f)	16.4	x	12.6	x	7.1	x	9.1	x	9.8	x

(a)	2003 includes a $131.3 million pre-tax gain on the sale of 45% interest of Rock-McGraw, Inc., 1221 Building.

(b)	2002 includes a $14.5 million pre-tax loss on the sale of MMS International.

(c)	2001 includes a $159.0 million provision for restructuring and asset write-down, a $6.9 million pre-tax gain on the sale of real estate, a $8.8 million pre-tax gain on the sale of DRI, and a $22.8 million pre-tax charge for the write-down of certain assets, the shutdown of Blue List and the contribution of Rational Investors.

(d)	2000 includes a $16.6 million pre-tax gain on the sale of the Company’s Tower Group International Division.

(e)	1999 includes a $39.7 million pre-tax gain on the sale of the Company’s Petrochemical publications.

(f)	For purposes of computing the ratio of earnings to fixed charges, “earnings from continuing operations before income tax expense” excludes undistributed equity in income of less than 50%-owned companies, primarily the Company’s earnings in its 45% interest in Rock-McGraw, Inc. The Rock-McGraw earnings over the past five years are as follows: 2003 $16.6 million; 2002 $13.9 million; 2001 $9.7 million; 2000 $9.9 million; and 1999 $6.6 million. “Fixed charges” consist of (1) interest on debt, and (2) the portion of the Company’s rental expense deemed representative of the interest factor in rental expense. As noted in footnote (a) the company will not have earnings from Rock-McGraw in 2004.

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